UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ALLEGRO MICROSYSTEMS, INC.

(Exact name of the registrant as specified in its charter)

_________________________________

Delaware	001-39675
(State or Other Jurisdiction of Incorporation)	(Commission File Number)

955 Perimeter Road
Manchester, New Hampshire	03103
(Address of Principal Executive Offices)	(Zip Code)

Sharon S. Briansky

Senior Vice President, General Counsel and Secretary

(603) 626-2300

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form – Specialized Disclosure (“Form SD”) should be read in conjunction with the definitions set by U.S. Securities and Exchange Commission (“SEC”) within the Form SD – Specialized Disclosure Report – General Instructions. The term “Conflict Minerals” refers to the four specific metals, tantalum, tin, tungsten, and gold, regardless of country of origin or whether they benefit, or finance, armed conflict, violence, or human rights violations.

Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which implements Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Conflict Minerals Regulations”) requires that certain inquiries are performed and due diligence activities are conducted related to Conflict Minerals that are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by Allegro MicroSystems, Inc. (the “Company”). “Conflict Minerals” refer to the four specific metals, tantalum, tin, tungsten, and gold, regardless of country of origin or whether they benefit, or finance, armed conflict and violence. Because the Company has determined that Conflict Minerals are necessary to the functionality and production of the Company’s products, the Conflict Minerals Regulations require the Company to conduct a reasonable country of origin inquiry (“RCOI”) that is designed to determine if any of the Conflict Minerals used in the manufacturing or production of the Company’s products originated in the Democratic Republic of the Congo or the adjoining countries (the “Covered Countries”) or are from recycled and scrap sources. Based on the RCOI conducted by the Company, some of the Conflict Minerals used in the Company’s products may have originated in the Covered Countries and may not have only originated from scrap and recycled sources. The Company has prepared a Conflict Minerals Report covering calendar year 2024 (the “Report”) and performed due diligence measures on the source and chain of custody of these Conflict Minerals, as discussed in the Report.

The Company has filed the Report as Exhibit 1.01 hereto, and the Report is incorporated into this Form SD by reference. The Report is also publicly available on the Company’s website at https://www.allegromicro.com/en/about-allegro/corporate-responsibility/sustainability. References to websites in this Form SD and in the Report are provided for reference and general information only, and the contents of such websites are not incorporated by reference into this Form SD or the Report, nor are they deemed to be “filed” with the SEC pursuant to the Exchange Act.

Item 1.02 Exhibit

The Conflict Minerals Report of the Company covering calendar year 2024 is included as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Form SD:

Exhibit Number Description of Exhibit

1.01 Conflict Minerals Report of Allegro MicroSystems, Inc. for the year ended December 31, 2024, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALLEGRO MICROSYSTEMS, INC.

(Registrant)

By: /s/ Sharon S. Briansky	May 22, 2025
Name: Sharon S. Briansky	Date
Title: Senior Vice President, General Counsel and Secretary